

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2018

<u>Via E-Mail</u>

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

Re: Luby's Inc.
PRRN14A filed on December 19, 2018
Filed by Banders Partners LLC *et al.*
File No. 1-08308

Dear Mr. Davis:

We have reviewed your revised proxy statement listed above and have the following comments. All defined terms used here have the same meaning as in your filing.

<u>Revised Preliminary Proxy Statement filed on December 19, 2018</u>

<u>General</u>

1. We note your response to comment 1 in our prior comment letter dated December 17, 2018. We note however, that the obligation to amend a Schedule 13D does not require a "definitive intention." Item 4(d) of Schedule 13D requires disclosure of a filer's "plans or proposals" regarding "[a]ny change in the present board of directors or management of the issuer." Exchange Act Rule 13d-2 requires you to amend a previously-filed Schedule 13D promptly when any material change occurs in the information previously disclosed, including information disclosed pursuant to Item 4.

2. Refer to comment 3 in our prior comment letter dated December 17, 2018 and your responsive disclose. It is our understanding from the Company's proxy statement that its bylaws provide that Proposals 2 and 3 must be passed by a majority of votes cast versus a majority of shares "present and entitled to vote." The treatment of abstentions would appear to be different under these two standards. Please revise or advise.

<u>Form of Proxy</u>

3. For the new bold-faced type you have added on Proposal 1 on the card about how it will be voted, clarify that this is only if the card is signed and submitted but there is no vote as

to Proposal 1. In addition, revise to specify the Company director candidates for whom you are NOT seeking proxy authority and for whom you will not vote.

4. For Proposal 4, please conform your voting options to the choices included on the Company's card (for, against, abstain). See Exchange Act Rule 14a-4(b)(1).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions